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                             BHR INSTITUTIONAL FUNDS
                              1160 Swedesford Road
                                    Suite 140
                                Berwyn, PA 19312

                                  June 30, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100  "F" Street, N.E.
Washington, D.C. 20549

     Re: BHR Institutional Funds (the "Trust") - Registration Statement on Form N-1A (Registration No. 333-135371)

Ladies and Gentlemen:

     Attached is a memorandum which summarizes the staff's comments on Post-Effective Amendment No. 23 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") and the Trust's responses to such comments.

     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Registration Statement. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

                                        Very truly yours,

                                        BHR Institutional Funds


                                        By:  /s/ Holly Butson
                                             -----------------------------------
                                             Holly Butson
                                             Chief Compliance Officer

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                                   MEMORANDUM

TO:    Keith O'Connell                  CC: Amy Duling
                                            Peter Moran
                                            John Leven
                                            Holly Butson
                                            Joshua Deringer
                                            Michael P. Malloy

FROM: Jillian Bosmann

DATE: June 30, 2009

RE: Response to SEC Staff Comments on the BHR Institutional Funds' Post-Effective Amendment No. 23 to its Registration Statement on Form N-1A (Registration No. 333-135371; 811-21913)
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     This memorandum summarizes the comments received from you on June 11, 2009 on the above-referenced filing and the Registrant's responses.

PROSPECTUS

     Text: PRINCIPAL INVESTMENT STRATEGY

     1. Comment: The Prospectus states that the Fund utilizes a core investment style. Please define core investment style.

          Response: The Prospectus states that the Fund's portfolio managers consider a number of factors, including growth and valuation, and states that the Fund has a modest growth tilt (growth at a reasonable price, "GARP") over all capitalization ranges. Accordingly, the Registrant respectfully declines this comment.

     Text: PRINCIPAL RISKS OF INVESTING IN THE FUND

     2. Comment: The Statement of Additional Information states that the Fund may invest in emerging or developing countries. Please include relevant risk disclosure regarding investments in emerging or developing countries in the Prospectus.

          Response: Responsive disclosure will be added

     Text: FUND FEES AND EXPENSES

     3. Comment: Please confirm that the Funds' do not expect any Acquired Fund Fees and Expenses, or if Acquired Fund Fees and Expenses are not expected to exceed 0.01 percent of

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average net assets of a Fund, please note that these fees and expenses are included under the subcaption "Other Expenses."

          Response: The Registrant confirms that the Funds' are not expected to have any Acquired Fund Fees and Expenses.

STATEMENT OF ADDITIONAL INFORMATION

     Text: ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVES AND POLICIES

     4. Comment: The description of the Funds' 80% policy is inconsistent with the description in the Funds' Prospectus.

          Response: The Registrant will modify the description of the policy to be identical to the description in the Funds' Prospectus.

     If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.